UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2 )*

                             Smithfield Foods, Inc.
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                                (Name of Issuer)

                          Common Stock, $ .50 Par Value
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                         (Title of Class of Securities)

                                   832248 10 8
               -------------------------------------------------
                                 (CUSIP Number)

                               J. Troy Smith, Jr.
                             William R. Lathan, Jr.
                              Ward and Smith, P.A.
                               1001 College Court
                         New Bern, North Carolina 28562
                                 (252) 672-5400
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                December 31, 2000
               -------------------------------------------------
            (Date of Event which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [ ]         Rule 13d-1(b)

      [X]         Rule 13d-1(c)

      [ ]         Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

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CUSIP No.   832248  10  8                         Page  2 of  4            Pages
          ----------------------                       ---   ---
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1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Carroll M. Baggett
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)  (a) [ ]
                                                                         (b) [X]

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3   SEC USE ONLY
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4   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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      NUMBER OF       5   SOLE VOTING POWER
       SHARES
    BENEFICIALLY             1,184,122
      OWNED BY      ------------------------------------------------------------
        EACH          6   SHARED VOTING POWER
      REPORTING
       PERSON                   -0-
        WITH        ------------------------------------------------------------
                      7   SOLE DISPOSITIVE POWER

                             1,184,122
                    ------------------------------------------------------------
                      8   SHARED DISPOSITIVE POWER

                                -0-
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9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                             1,184,122
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10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE
    INSTRUCTIONS)                                                            [X]

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11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                               2.18%
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12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN
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

  Item 4 of the Reporting Person's Schedule 13G is amended to read as follows:


Item 4. Ownership.

      The Reporting Person's separate beneficial ownership of Common Stock as of January 31, 2001, is described below. Percentages are calculated based on the Issuer's outstanding shares as of December 8, 2000, as reported in its Report on Form 10-Q for the quarterly period ended October 31, 2000.

      (a) Amount beneficially owned:                                   1,184,122

      (b) Percent of class:                                               2.18%

      (c) Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote:              1,184,122

          (ii)  Shared power to vote or to direct the vote                -0-

          (iii) Sole power to dispose or to direct the disposition of: 1,184,122

          (iv)  Shared power to dispose or to direct the disposition of:  -0-

      At January 31, 2001, James O. Matthews and Jeffrey S. Matthews owned and had sole power to vote and dispose of 796,523 and 1,184,122 shares of Common Stock, respectively. Therefore, to the extent that the Family Members constitute a "group," the group would beneficially own an aggregate of 3,164,767 shares constituting 5.81% of the Issuer's outstanding shares of Common Stock as of that date. The Reporting Person has no power (sole or shared) with respect to the voting or disposition of the shares held by either of James O. Matthews or Jeffrey S. Matthews and, accordingly, disclaims beneficial ownership thereof.


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

Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment Number 2 to Schedule 13G is true, complete and correct.




January 31, 2001                         /S/  Carroll M. Baggett
       ----                              ---------------------------------------
                                              Carroll M. Baggett





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